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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                         Morton's Restaurant Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   619429 10 3
                                 (CUSIP Number)

                               Barry W. Florescue
                          c/o BFMA Holding Corporation
                         50 East Sample Road, Suite 400
                          Pompano Beach, Florida 33064
                                 (800) 675- 6115
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                September 6, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          BFMA HOLDING CORPORATION
--------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3)        SEC Use Only
--------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          WC
--------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
                   DELAWARE
--------------------------------------------------------------------------------
                     7)      Sole Voting Power
                             373,500
     Number of       -----------------------------------------------------------
      Shares         8)      Shared Voting Power
   Beneficially              0
     Owned by        -----------------------------------------------------------
       Each          9)      Sole Dispositive Power
     Reporting               373,500
      Person         -----------------------------------------------------------
       With          10)     Shared Dispositive Power
                             0
--------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          373,500
--------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                              [ ]
--------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          8.9%
--------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          FLORESCUE FAMILY CORPORATION
--------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3)        SEC Use Only
--------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          WC
--------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
                   NEVADA
--------------------------------------------------------------------------------
                     7)      Sole Voting Power
                             29,100
     Number of       -----------------------------------------------------------
      Shares         8)      Shared Voting Power
   Beneficially              0
     Owned by        -----------------------------------------------------------
       Each          9)      Sole Dispositive Power
     Reporting               29,100
      Person         -----------------------------------------------------------
       With          10)     Shared Dispositive Power
                             0
--------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          29,100
--------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                              [ ]
--------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          0.7%
--------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          BARRY W. FLORESCUE
--------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3)        SEC Use Only
--------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          AF
--------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
                   UNITED STATES
--------------------------------------------------------------------------------
                     7)      Sole Voting Power
                             402,600
     Number of       -----------------------------------------------------------
      Shares         8)      Shared Voting Power
   Beneficially              56,300
     Owned by        -----------------------------------------------------------
       Each          9)      Sole Dispositive Power
     Reporting               402,600
      Person         -----------------------------------------------------------
       With          10)     Shared Dispositive Power
                             56,300
--------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          458,900
--------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                              [ ]
--------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          11.0%
--------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          NED L. SIEGEL
--------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3)        SEC Use Only
--------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          AF
--------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
                   UNITED STATES
--------------------------------------------------------------------------------
                     7)      Sole Voting Power
                             0
     Number of       -----------------------------------------------------------
      Shares         8)      Shared Voting Power
   Beneficially              56,300
     Owned by        -----------------------------------------------------------
       Each          9)      Sole Dispositive Power
     Reporting               0
      Person         -----------------------------------------------------------
       With          10)     Shared Dispositive Power
                             56,300
--------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          56,300
--------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                              [ ]
--------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          1.4%
--------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          RICHARD A. BLOOM
--------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3)        SEC Use Only
--------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          AF
--------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
                   UNITED STATES
--------------------------------------------------------------------------------
                     7)      Sole Voting Power
                             5,000
     Number of       -----------------------------------------------------------
      Shares         8)      Shared Voting Power
   Beneficially              0
     Owned by        -----------------------------------------------------------
       Each          9)      Sole Dispositive Power
     Reporting               5,000
      Person         -----------------------------------------------------------
       With          10)     Shared Dispositive Power
                             0
--------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          5,000
--------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                              [ ]
--------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          0.1%
--------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          CHARLES W. MIERSCH
--------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3)        SEC Use Only
--------------------------------------------------------------------------------
4)        Source of Funds (See Instructions)
          AF
--------------------------------------------------------------------------------
5)        Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
6)        Citizenship or Place of Organization
                   UNITED STATES
--------------------------------------------------------------------------------
                     7)      Sole Voting Power
                             500
     Number of       -----------------------------------------------------------
      Shares         8)      Shared Voting Power
   Beneficially              0
     Owned by        -----------------------------------------------------------
       Each          9)      Sole Dispositive Power
     Reporting               500
      Person         -----------------------------------------------------------
       With          10)     Shared Dispositive Power
                             0
--------------------------------------------------------------------------------
11)       Aggregate Amount Beneficially Owned by Each Reporting Person
          500
--------------------------------------------------------------------------------
12)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                              [ ]
--------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)
          0.0%
--------------------------------------------------------------------------------
14)       Type of Reporting Person (See Instructions)
          IN
--------------------------------------------------------------------------------

         This Amendment No. 6 to the Statement on Schedule 13D amends and supplements the Statement in Schedule 13D relating to the event date of January 25, 2001, filed by BFMA Holding Corporation, Florescue Family Corporation, Barry
W. Florescue and Ned L. Siegel as amended by Amendment No. 1 relating to the event date of March 21, 2001, Amendment No. 2 relating to the event date of April 26, 2001, Amendment No. 3 relating to the event date of June 27, 2001, Amendment No. 4 relating to the event date of July 19, 2001, and Amendment No. 5 relating to the event date of July 27, 2001 (collectively, the "Schedule 13D"). Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 has been amended and restated in its entirety to read as follows:

(a) As of the date hereof, Florescue is deemed to be the beneficial owner of 402,600 shares of Common Stock, which represents approximately 9.6% percent of issued and outstanding Common Stock of the Issuer (based on the number of securities contained in the Issuer's most recently available filing with the Securities and Exchange Commission), which includes 373,500 shares of Common Stock for which BFMA has sole voting power and sole dispositive power and an additional 29,100 shares of Common Stock which FFC has sole voting power and sole dispositive power. In addition, as of the date hereof, Florescue and Siegel are deemed to be the joint beneficial owners of 56,300 shares of Common Stock, which represents approximately 1.4% percent of issued and outstanding Common Stock of the Issuer (based on the number of securities contained in the Issuer's most recently available filing with the Securities and Exchange Commission).

         As of the date hereof, Richard A. Bloom is deemed to be the beneficial owner of 5,000 shares of Common Stock, which represents less then one percent of issued and outstanding Common Stock of the Issuer (based on the number of securities contained in the Issuer's most recently available filing with the Securities and Exchange Commission). Although Mr. Bloom is a director of BFMA, Mr. Bloom is not considered a part of the group which includes the Reporting Persons, and the Reporting Persons disclaim beneficial ownership of the shares owned by Mr. Bloom.

         As of the date hereof, Charles W. Miersch is deemed to be the beneficial owner of 500 shares of Common Stock, which represents less then one percent of issued and outstanding Common Stock of the Issuer (based on the number of securities contained in the Issuer's most recently available filing with the Securities and Exchange Commission). Although Mr. Miersch is a director of BFMA, Mr. Miersch is not considered a part of the group which includes the Reporting Persons, and the Reporting Persons disclaim beneficial ownership of the shares owned by Mr. Miersch.

(b) As of the date hereof, Florescue has sole voting power and sole dispositive power with respect to 402,600 shares of Common Stock of the Issuer, which includes 373,500 shares of Common Stock for which BFMA has sole voting power and sole dispositive power and an additional 29,100 shares of Common Stock which FFC has sole voting power and sole dispositive power. In addition, as of the date hereof, Florescue and Siegel have joint voting power and joint dispositive power with respect to 56,300 shares of Common Stock of the Issuer.

         As of the date hereof, Richard A. Bloom has sole voting power and sole dispositive power with respect to 5,000 shares of Common Stock of the Issuer.

         As of the date hereof, Charles W. Miersch has sole voting power and sole dispositive power with respect to 500 shares of Common Stock of the Issuer.

(c) The following table sets forth all of the transactions in Common Stock by BFMA over the past 60 days, all such transactions were open-market purchases. No sales occurred in the past 60 days. None of FFC, Florescue, Siegel or any of the other executive officers or directors of BFMA made any transactions in Common Stock over the past 60 days.


-------------------------------------------------------------------------------
Shares of Common Stock      Purchase Price Per Share ($)       Date of Purchase
----------------------      ----------------------------       ----------------
   (All purchases)

-------------------------------------------------------------------------------
        75,000                         14.05                       09/06/01
-------------------------------------------------------------------------------



(d)     Not applicable.

(e)     Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit A.  Agreement of Joint Filing. (1)

        Exhibit B.  Definitive Proxy Statement, dated April 26, 2001. (2)

        Exhibit C.  Letter from BFMA to Morton's, dated May 1, 2001. (2)

        Exhibit D.  Commitment Letter from Icahn Associates Corp., dated May 1,
                    2001. (2)

        Exhibit E.  Letter from BFMA to Greenhill & Co., LLC, dated June 27,
                    2001. (3)

        Exhibit F. Letter from BFMA to Morton's, dated July 19, 2001. (4)

        Exhibit G. Letter from BFMA to Morton's, dated July 27, 2001. (5)


(1)     Filed as an exhibit to Amendment No. 1 to the Statement on Schedule 13D.

(2)     Filed as an exhibit to Amendment No. 2 to the Statement on Schedule 13D.

(3)     Filed as an exhibit to Amendment No. 3 to the Statement on Schedule 13D.

(4)     Filed as an exhibit to Amendment No. 4 to the Statement on Schedule 13D.

(5)     Filed as an exhibit to Amendment No. 5 to the Statement on Schedule 13D.



                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: September 7, 2001

                                      BFMA HOLDING CORPORATION


                                      By: /s/ Barry W. Florescue
                                          ----------------------------------
                                              Name:  Barry W. Florescue
                                              Title: Chief Executive Officer

                                      FLORESCUE FAMILY CORPORATION


                                      By: /s/ Barry W. Florescue
                                          ----------------------------------
                                              Name:  Barry W. Florescue
                                              Title: President


                                      /s/ Barry W. Florescue
                                          ----------------------------------
                                               Barry W. Florescue

                                      /s/ Ned L. Siegel
                                      --------------------------------------
                                      Ned L. Siegel

                                      /s/ Richard A. Bloom
                                      --------------------------------------
                                      Richard A. Bloom

                                      /s/ Charles W. Miersch
                                      --------------------------------------
                                      Charles W. Miersch